News Release

Alexco Reports First Quarter 2015 Financial Results

May 13, 2015 – Alexco Resource Corp. (NYSE-MKT:AXU, TSX:AXR) today reports its financial results for the first quarter of 2015. All figures are expressed in Canadian dollars unless otherwise stated. For the first quarter of the year Alexco reported a net loss of $0.5 million, or $0.01 per share, on revenue of $4.5 million. The loss was primarily related to non-cash items.

First Quarter Highlights

  Net loss of $0.5 million, or $0.01 per share. Loss before deferred taxes was $0.9 million, including non-cash costs of $0.6 million for depreciation and $0.3 million for share-based compensation.

  Cash and cash equivalents at March 31, 2015 of $7.2 million was affected by timing of receivables, $1.3 million of which were delayed into April. Net working capital at March 31, 2015 was $10.9 million.

  Alexco Environmental Group (AEG) recorded revenues of $4.5 million in the first quarter of 2015 for a record quarterly gross profit of $1.2 million, with a gross margin of 26.3%. Cash flows from AEG largely offset cash used during the quarter during the interim suspension of mining operations.

  Announced a 17% increase in indicated silver resource at Flame & Moth to 26.7 million ounces and an increase of 37% in indicated silver resource at Bermingham to 5.2 million ounces. Keno Hill District wide indicated resources increased 10% to 50.4 million ounces of silver.

Alexco President and Chief Executive Officer Clynt Nauman said, “Our focus in the first quarter was to recalculate the indicated silver resources at Flame & Moth and Bermingham, based on exploration completed in 2014. We remain dedicated to our objectives of expanding resources, optimizing our development plan, and working to reduce any remaining hurdles which may stand in the way of a restart of operations at Keno Hill. In addition, we continue to support the business of AEG, which is now clearly on its own growth trajectory. We are keeping a good handle on our cash outflow, and are looking forward to getting drills on the ground for this year’s exploration program in the Yukon at Keno Hill.”

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

Summary Financial Results and Information

(expressed in thousands of dollars,
except per share amounts)	Three Months Ended March 31
	2015	2014

Revenue from environmental services	4,516	3,071
Gross profit from environmental services	1,192	981

Revenue from mining operations	-	256
Gross profit from mining operations	-	256

Revenue from all operations	4,516	3,327
Gross profit from all operations	1,192	1,237

Loss before taxes	(945)	(1,899)
Net loss	(492)	(1,419)
Total comprehensive loss	(645)	(852)
Loss per share – basic and diluted	($0.01)	($0.02)
Cash flows (consumed) from operating activities	(1,820)	140

Alexco Environmental Group (AEG)

AEG continued its growth during the first quarter, reporting all-time record quarterly revenues and gross profit. AEG recorded revenues of $4.5 million in the first quarter of 2015 with a gross profit of $1.2 million and a gross margin of 26.3% . In the first quarter of 2014, AEG revenues totaled $3.0 million with a gross profit of $1.0 million, for a gross margin of 31.9% . The decrease in gross margin during the first quarter is partly capacity related with AEG outsourcing work to external consultants, and partly cyclical as some turn-key projects move from engineering to earthworks which typically earns lower margins.

Exploration

Alexco is currently planning a 2015 exploration program of approximately 5,000 meters of surface diamond drilling primarily to follow up on the successful results at Bermingham, and also possibly test other tier one targets as time, funding and budget allow. Most of the 2015 effort will be focused at Bermingham, where in 2014 Alexco drilled its best hole ever intersecting 6.39 meters (true width) of 5,667 grams per tonne (g/t) silver. This hole is down plunge from the existing (recalculated) resource and indicates a possible trend of high grade silver mineralization toward a stratigraphic horizon which has been identified as a prolific ore producer in the district.

On April 30, 2015 Alexco announced updated mineral resource estimates for the Flame & Moth and Bermingham deposits, both located within the Keno Hill Silver District in Canada’s Yukon Territory. These resources have resulted in an approximate 10% increase from 50.2 million ounces to 55.4 million ounces of contained silver in Alexco’s combined indicated mineral resources at its Keno Hill properties (see news release dated April 30, 2015 entitled “Alexco Announces Indicated Silver Resource Estimate Increases of 17% at Flame & Moth and 37% at Bermingham, Resulting in a 10% Increase Overall for Keno Hill Silver District”). The Flame & Moth indicated mineral resource estimate expanded to 26.7 million ounces of contained silver, representing a 17% increase, while at Bermingham, indicated mineral resources have expanded 37% to 5.2 million ounces of contained silver.

The updated mineral resource estimates were prepared by SRK Consulting (Canada) Inc. (“SRK”) and are summarized as follows:

Deposit	Class[1,2,3]	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Troy ounces)
Flame & Moth[4]	Indicated	1,638,000	506	0.43	1.89	5.4	26,650,000
	Inferred	348,000	366	0.26	0.47	4.37	4,095,000
Bermingham[5]	Indicated	377,000	430	0.07	1.59	1.74	5,212,000
	Inferred	52,000	477	0.12	1.22	1.88	797,000

Notes:

1.	The effective date of these mineral resource estimates is April 28, 2015.
2.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. All numbers have been rounded to reflect the relative accuracy of the estimates.
3.

Reported at a contained metal value cut-off grade of CAD $185.00/t (US$0.85=C$1) using consensus long term metal prices (US$) and recoveries developed for the nearby Bellekeno deposit (Ag US$20.00/oz, recovery 96%; Pb US$0.94/lb, recovery 97%; Zn US$1.00/lb, recovery 88%; Au US$1,300/oz, recovery 72%).

4.	Ag grades capped at 7,500 “g/t; Zn capped at 30%; limited influence of high grade intersections during estimation.
5.	Ag grades capped at 1,500 g/t for the Bermingham Vein and the Bermingham Footwall Vein; Pb capped at 9% for both veins; Au grades capped at 1.0 g/t for both veins.

Engineering and Development

The recalculation and expansion of mineral resources at Keno Hill, especially at Flame & Moth, requires further engineering review relative to existing development and mining plans. Accordingly, Alexco has tasked its engineering group to undertake a detailed review of the development and mining options for Flame & Moth in the context of the current silver market.

Financial Position

Alexco’s cash and cash equivalents at March 31, 2015 totaled $7.2 million, compared to $8.6 million at December 31, 2014, while net working capital at March 31, 2015 totaled $10.9 million compared to $11.3 million at December 31, 2014. The decrease in cash and cash equivalents in the 2015 period is mainly attributed to increased accounts receivable from $3.9 million at December 31, 2014 to $4.8 million at March 31, 2015, relating to a timing issue of collection of receivables from certain AEG customers which were subsequently collected in April. This brought the accounts receivable balance down to approximately $3.5 million, and correspondingly increased the cash balance subsequent to the end of the first quarter.

Financial Report and Conference Call for First Quarter 2015

Full details of the financial and operating results for the first quarter of 2015 are described in Alexco’s interim condensed consolidated financial statements with accompanying notes and related Management’s Discussion and Analysis. These documents and additional information on Alexco are available on the Company’s website at www.alexcoresource.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Alexco is holding an audio webcast conference call to discuss these results at 11:00 a.m. Eastern (8:00 a.m. Pacific) on Thursday, May 14, 2015. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-877-407-8031
Dial from outside Canada or the US:	1-201-689-8031
Live audio webcast:	www.alexcoresource.com

Participants should connect five to ten minutes before the call.

The conference call will be recorded, and an archived audio webcast will be available at www.alexcoresource.com. Through June 14, 2015, a replay of the call will be available by telephone at the following:

Dial toll free from Canada or the US:	1-877-660-6853
Dial from outside Canada or the US:	1-201-612-7415
Replay Passcodes:	Conference ID # 13608992

Qualified Persons

The disclosure in this news release of scientific and technical information regarding exploration projects on Alexco’s mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Scott Smith, P.Eng., former Bellekeno Mine Manager, both of whom are Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Alexco

Alexco Resource Corp. owns substantially all of the historical Keno Hill Silver District located in Canada’s Yukon Territory, including the Bellekeno silver mine, the Flame & Moth, Lucky Queen, Bermingham and Onek deposits, and other historic and surface resources within the district. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, was Canada’s only operating primary silver mine from 2011 to 2013. Alexco is currently undergoing an interim suspension of operations at Keno Hill in order to decrease costs and reposition the district for long-term, sustainable operations. Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government’s Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Contact

Clynton R. Nauman, President and Chief Executive Officer
Vicki Veltkamp, Vice President Investor Relations
Phone: (604) 633-4888
Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Certain statements (“forward-looking statements”) in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that the Company will be able to raise additional capital as necessary, that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.